The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON
TELEPHONE 020 7355 4848

02034031

RECD S.E.C.
MAY 1 4 2002
1086

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

3rd May, 2002.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 26th April 2002, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 3rd May 2002 advising the intention to notify on Tuesday 21st May 2002 the Company's preliminary results for the year ended 31st March 2002; and,

(b) an announcement dated 3rd May 2002, detailing the number of EMI Group plc Ordinary Shares acquired by way of reinvestment of dividends in respect of Mr Eric Nicoli, a Director of the Company, by the Plan Manager of the EMI Group Personal Equity Plans.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL

Encs.

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

Ref: 82-373

RECD S.E.C.
MAY 14 2002
1086

VIA PR NEWSWIRE DISCLOSE

ER 02/2

Company Announcements Office,
London Stock Exchange.

3rd May, 2002.

Dear Sirs,

EMI GROUP PLC
Notice of Results for the Year Ended 31st March 2002

We advise that it is expected that the results of EMI Group plc for the year ended 31st March 2002 will be notified to the Company Announcements Office on the morning of Tuesday 21st May 2002 for release on the Regulatory Information Service.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 02/3

Company Announcements Office,
London Stock Exchange.

3rd May, 2002.

Dear Sirs,

EMI Group plc - Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that the Plan Manager of the EMI Group Personal Equity Plans has informed the Company today (3rd May 2002) that Mr Eric Luciano Nicoli, a Director of the Company, acquired 48 EMI Group plc Ordinary Shares of 14p each at a price of 323.5p per Ordinary Share on 26th April 2002. The additional Ordinary Shares resulted from the Plan Manager's reinvestment of dividends and, where appropriate, tax credits and were acquired in respect of the beneficial holdings of Mr Nicoli and his wife, Mrs Rosalind M. Nicoli, in the EMI Group Corporate Personal Equity Plan, both receiving 24 Ordinary Shares.

The Ordinary Shares acquired are being held in the name of the Plan Manager's nominee, BT Globenet Nominees Ltd 10 a/c.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary